Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44[redacted]
www.orkla.com

Ref.:
Rune Helland, VP Investor Relations, Tel: +47 22544411
Siv Merethe Skorpen, AVP Investor Relations, Tel.: +47 22544455

Date: 24 September 2004

ORK – Notification of ownership

Orkla ASA has, after trading hours on 23 September 2004, bought 750,000 shares in Privatbanken ASA. After this transaction Orkla owns 3,230,000 shares, which represents 6.5 % of the share capital and votes in Privatbanken ASA.